SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 29, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis International BioCamp spotlights how diversity spurs innovation across the company and inspires future science leaders

•                  The interactive BioCamp program engages students around scientific advances and entrepreneurial opportunities

•                  The eighth annual event brings 60 top university students from 24 countries and territories to Novartis headquarters in Basel, Switzerland

•                  Novartis is an inclusive high-performance environment which values and leverages diversity to help create innovative solutions to meet patients’ unmet medical needs

Basel, August 29, 2011 — Today, Novartis opened its eighth annual International Biotechnology Leadership Camp (BioCamp), a three-day seminar bringing biotechnology and business experts together with 60 selected students from leading international universities in 24 countries and territories. This year, Novartis highlighted the growing role of diversity in Group Companies worldwide to drive innovation in all aspects of the company including scientific research and development.

“Diversity and inclusion is a pivotal foundational stone of our core strategies.  It is through diversity in people, cultures, thought and approach that leads to breakthrough medicines,” said Joseph Jimenez, CEO of Novartis. “Our goal at Novartis, beyond creating next-generation medicines, is to educate and inspire the next generation of scientists — building the talent pool not only for Novartis affiliates, but leaders for the entire healthcare industry.”

International BioCamp participants interact with key Novartis scientists who lead the company’s unique approach to drug discovery and learn about breakthrough new medicines to address patients’ unmet medical needs. The interactive program is designed to help students understand trends and challenges in the biotechnology and life sciences sectors as well as receive first-hand experience about starting and running a biotech company. BioCamp also allows students to explore career opportunities in the pharmaceutical and biotech industries and network with talented students from other countries.

“Innovation is enhanced by a diversity of opinions, perspectives and ideas from people with different cultural backgrounds and professional experiences. By fostering diversity in the Novartis workplace, we continue to strengthen a culture that is innovative, respectful and inclusive,” commented Colin Pillai, Head of the Diversity & Inclusion Office in Novartis Pharmaceuticals Development.

“Our scientific approach is open, entrepreneurial, and collegial fostering an environment that is unwilling to accept barriers or conventional wisdom.  Advances in drug discovery and biomedical research increasingly require diverse, multicultural, cross-disciplinary and team-based approaches,” noted Dhavalkumar D. Patel, MD, Ph.D., Head of Novartis Institutes for BioMedical Research (NIBR) in Europe and Global Head of the Autoimmunity, Transplantation and Inflammation Disease Area.

Students will also visit some of the newest Novartis laboratory facilities. The visionary Novartis Campus in Basel fosters innovation and creativity with workspace that encourages collaboration and teamwork. The Campus Project includes 14 new research and office buildings that are already open and plans are underway for 4 additional buildings. Currently, over 7,000 associates work at the Novartis Campus. Ultimately, the site will provide a work environment for approximately 13,000 associates.

On the final day of the program, BioCamp participants, working in groups, will present business cases to a jury of experts. The jury will select three individual winners and one winning team based on their contribution, performance, leadership and teamwork. This year, participants for International BioCamp were chosen through an application process in 15 countries as well as through 9 local and regional BioCamp programs run in Bangladesh, India, Japan, Korea, Pakistan, Philippines, Singapore, Slovenia and Taiwan.

Workshops and presentations will be led by industry experts including Joseph Jimenez, Novartis CEO; Ann Fudge, Member of the Novartis AG Board of Directors; Juergen Brokatzky-Geiger, Ph.D., Head of Human Resources, Novartis; Dr. Dhavalkumar D. Patel, Head of NIBR Europe; Dr. Rino Rappuoli, Global Head of Research for Novartis Vaccines & Diagnostics; Dr. Romeo Paioni, Head of Novartis Scientific and External Affairs, Novartis Pharmaceuticals AG; Prof. Susan Gasser, Director of the Friedrich Miescher Institute for Biomedical Research; Prof. Francis Waldvogel, Chairman of the Novartis Venture Fund, as well as Dr. Martin Horst, CEO and Board Member of MyoPowers.

About BioCamp

First started eight years ago in Taiwan, the BioCamp has developed into an international forum for science and business students from around the world to learn, exchange ideas and work together in a highly competitive business environment. Previously hosted in Tokyo, Hong Kong and Cambridge, Massachusetts, today’s seminar marks the second time International BioCamp is hosted at the state-of-the-art Novartis global headquarters in Basel, Switzerland.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “opportunities,” “strategies,” “goal,” or similar expressions, or by express or implied discussions regarding the development of potential new medicines, or regarding the potential future financial performance of Novartis. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new Novartis medicines will be approved for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that Novartis will achieve any particular levels of financial performance in the future. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; government, industry and general public pricing pressures; competition in general; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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# # #

Novartis Media Relations

Central media line : +41 61 324 2200

Beth (Birke) Calitri

Novartis Global Media Relations

+41 61 324 7973 (direct)

+41 79 523 0198 (mobile)

beth.calitri@novartis.com

e-mail: media.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 29, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting